UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                               KOMAG, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    500453204
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 9, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     500453204
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC, OO
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------
        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  6,926,800*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     29.2%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA, IN
--------------------------------------------------------------------------------
* Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of 736,295 shares of the common stock, par value $0.01 per share (the "Shares"), of Komag, Incorporated, a Delaware corporation (the "Company"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 3,326,909 Shares, Cerberus Series One Holdings, LLC, a Delaware limited liability company ("Cerberus Series One"), is the holder of 1,681,848 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 1,001,500 Shares, and Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), is the holder of 180,248 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series One, Cerberus Series Two and Cerberus America. Thus, as of January 9, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 6,926,800 Shares, or 29.2% of the Shares deemed issued and outstanding as of that date.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Amendment No. 4 to Form S-3 dated January 15, 2004, there were 23,753,384 Shares issued and outstanding as of December 28, 2003. As of January 9, 2004, Cerberus was the holder of 736,295 Shares, International was the holder of 3,326,909 Shares, Cerberus Series One was the holder of 1,681,848 Shares, Cerberus Series Two was the holder of 1,001,500 Shares and Cerberus America was the holder of 180,248 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series One, Cerberus Series Two and Cerberus America (the "Cerberus Entities"). Thus, as of January 9, 2004, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 6,926,800 Shares, or 29.2% of the Shares deemed issued and outstanding as of that date.

          The following table details the transactions effected during the sixty days prior to January 9, 2004 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):


                                   I. Cerberus
                                   -----------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                        Quantity                     Price
        ----                        --------                     -----

   January 7, 2004                    1,800                      $21.70



                                II. International
                                -----------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                        Quantity                     Price
        ----                        --------                     -----

   January 7, 2004                    8,100                      $21.70

                            III. Cerberus Series One
                            ------------------------

                                   (Purchases)

                                      NONE


                                     (Sales)


        Date                        Quantity                     Price
        ----                        --------                     -----

   January 7, 2004                    4,100                      $21.70



                             IV. Cerberus Series Two
                             -----------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                        Quantity                     Price
        ----                        --------                     -----

   January 7, 2004                    2,500                      $21.70



                               V. Cerberus America
                               -------------------

                                   (Purchases)

                                      NONE

                                     (Sales)

        Date                        Quantity                     Price
        ----                        --------                     -----

   January 7, 2004                      500                      $21.70

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by adding the following two paragraphs after the first paragraph, but before the second paragraph, thereof:

          On January 9, 2004, the Cerberus Entities entered into an agreement (the "Lock-Up Agreement") for the benefit of certain parties named therein, including Bear, Stearns & Co. Inc., in its capacity as one of the representatives of the several underwriters of the proposed public offering of the Company ("Bear Stearns"), pursuant to which the Cerberus Entities, among other things, agreed that they will not take any of the following actions, during the period from January 9, 2004 until ninety (90) days from the date of the final prospectus for the Offering (as defined in the Lock-Up Agreement), without Bear Stearns' prior written consent: (i) directly or indirectly offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security (as defined in the Lock-Up Agreement); (ii) establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any Relevant Security; (iii) enter into any swap, derivative transaction or other transaction or arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of a Relevant Security, other securities, cash or other consideration;
(iv)  file or  participate  in the  filing  with  the  Securities  and  Exchange
Commission (the "SEC") of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of a Relevant Security; or (v) exercise any rights the Cerberus Entities may have to require registration with the SEC of any proposed offering or sale of a Relevant Security, as more particularly set forth and described in the Lock-Up Agreement attached as Exhibit 1 hereto.

          The description of the agreement set forth in this Schedule 13D Amendment No. 9 is qualified in its entirety by reference to the complete agreement governing such matters, which agreement is attached to this Schedule 13D Amendment No. 9 as an exhibit pursuant to Item 7 hereof.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended by adding the following:

          1. Letter Agreement, dated January 9, 2004, of Cerberus Partners, L.P., Cerberus International, Ltd., Cerberus Series One Holdings, LLC, Cerberus Series Two Holdings, LLC and Cerberus America Series One Holdings, LLC, for the benefit of Bear, Stearns & Co. Inc., Piper Jaffray & Co., Needham & Company and Thomas Weisel Partners (as representatives of the several underwriters referred to therein).

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       January 18, 2004


                                        /s/ Stephen Feinberg
                                       -----------------------------------------
                                       Stephen Feinberg, on  behalf of  Cerberus
                                       Associates, L.L.C., the  general  partner
                                       of Cerberus Partners,  L.P., and Cerberus
                                       International, Ltd.,  Cerberus Series One
                                       Holdings,  LLC,  Cerberus    Series   Two
                                       Holdings, LLC and Cerberus America Series
                                       One Holdings, LLC


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).

                                    Exhibit 1



                                 January 9, 2004

Bear, Stearns & Co. Inc.
Piper Jaffray & Co.
Needham & Company
Thomas Weisel Partners
    As Representatives of the several
    Underwriters referred to below
c/o Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
Attention: Equity Capital Markets


                      Komag, Incorporated Lock-Up Agreement

Ladies and Gentlemen:

          This letter agreement (this "Agreement") relates to the proposed public offering (the "Offering") by Komag, Incorporated, a Delaware corporation (the "Company"), of its common stock, $.01 par value (the "Stock") and other securities.

          In order to induce you and the other underwriters for which you act as representatives (the "Underwriters") to underwrite the Offering, the undersigned hereby agrees that, without the prior written consent of Bear, Stearns & Co. Inc. ("Bear Stearns"), during the period from the date hereof until ninety (90) days from the date of the final prospectus for the Offering (the "Lock-Up Period"), the undersigned (a) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security (as defined below), and (b) will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any Relevant Security (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration. As used herein "Relevant Security" means the Stock, any other equity security of the Company or any of its subsidiaries and any security convertible into, or exercisable or exchangeable for, any Stock or other such equity security.

          The undersigned hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Relevant Securities to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, Relevant Securities for which the undersigned is the record holder and, in the case of Relevant Securities for which the undersigned is the beneficial but not the record holder, agrees during the Lock-Up Period to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, such Relevant Securities. The undersigned hereby further agrees that, without the prior written consent of Bear Stearns, during the Lock-up Period the undersigned (x) will not file or participate in the filing with the

Securities and Exchange Commission of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of a Relevant Security and (y) will not exercise any rights the undersigned may have to require registration with the Securities and Exchange Commission of any proposed offering or sale of a Relevant Security.

          The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, the undersigned will execute any additional documents reasonably necessary in connection with enforcement hereof. Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date first above written.

          Notwithstanding anything herein to the contrary, if the pricing of the Offering has not occurred on or prior to January 23, 2004, this Agreement shall be of no further force or effect.

          This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Delivery of a signed copy of this letter by facsimile transmission shall be effective as delivery of the original hereof.


                                            Very truly yours,



                                            By:  /s/ Mark A. Neporent
                                                ---------------------

                                            Print Name:   COO
                                                          ---